                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                                   ENRON CORP.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   293561-10-6
                                 (CUSIP Number)

                               KENNETH E. RANDOLPH
                                   DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400

                                    COPY TO:

                                 R. JOEL SWANSON
                             J. DAVID KIRKLAND, JR.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                              HOUSTON, TEXAS 77002
                                 (713) 229-1234

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 9, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip Number 293561-10-6
________________________________________________________________________________

1)    NAME OF REPORTING PERSONS:          Dynegy Inc. ("Dynegy")

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   74-2928353
________________________________________________________________________________

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   [  ]
      (b)   [  ]

________________________________________________________________________________

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (See Instructions)
      OO
________________________________________________________________________________

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

      [  ]
________________________________________________________________________________

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois
________________________________________________________________________________

                  7)    SOLE VOTING POWER
                         169,300,225 (1)
NUMBER OF         -------------------------------------------------------------
SHARES            8)    SHARED VOTING POWER
BENEFICIALLY             0
OWNED BY          -------------------------------------------------------------
EACH              9)    SOLE DISPOSITIVE POWER
REPORTING                169,300,225 (1)
PERSON WITH       -------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         0
________________________________________________________________________________

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      169,300,225 (1)
________________________________________________________________________________

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)     [ ]
________________________________________________________________________________

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.5% (2)
________________________________________________________________________________

14)   TYPE OF REPORTING PERSON (See Instructions)
      CO


----------------

(1) The shares of common stock, no par value ("Enron Common Stock"), of Enron Corp., an Oregon corporation ("Enron"), covered by this item may be issued in exchange for shares of Series A Preferred Stock ("Series A Preferred") of Northern Natural Gas Company, a Delaware corporation ("Northern Natural") and an indirect wholly owned subsidiary of Enron, pursuant to an exchange agreement (the "Exchange Agreement") dated as of November 9, 2001 between Dynegy and Enron that is described in Item 4 of this Schedule 13D. The number of shares of Enron Common Stock for which each share of


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      Series A Preferred may be exchanged is subject to an anti-dilution adjustment more fully described in response to Item 4. Prior to the exchange, Dynegy is not entitled to any rights as a holder of Enron Common Stock with respect to the shares of Enron Common Stock subject to the exchange. The exchange can only take place upon the occurrence of certain events described in Item 4, none of which has occurred as of the date hereof, and accordingly Dynegy has no present investment or dispositive power with respect to such shares. If the exchange takes place, Dynegy will have the sole right to vote or to dispose of the shares of Enron Common Stock issued as a result of such exchange.

(2) Beneficial ownership percentages set forth herein assume that there were 743,905,381 shares of Enron Common Stock outstanding prior to the deemed exchange of Series A Preferred for Enron Common Stock and are based on information furnished by Enron. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares of Enron Common Stock deemed to be beneficially owned by the reporting person as a result of the exchange are also deemed to be outstanding for purposes of computing these percentages.



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

                           SCHEDULE 13D OF DYNEGY INC.

ITEM 1.     SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the common stock, no par value ("Enron Common Stock"), of Enron Corp., an Oregon corporation ("Enron"). The address of Enron's principal executive office is 1400 Smith Street, Houston, Texas 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

      Dynegy Inc. ("Dynegy"), the reporting person, is a leading provider of energy and communications solutions to customers around the globe, and is incorporated under the laws of the state of Illinois. Dynegy's principal business address and principal office address is 1000 Louisiana, Suite 5800, Houston, Texas 77002.

      (a) - (c); (f) ANNEX A attached hereto (which is incorporated herein by reference) contains a list of the directors and executive officers of Dynegy and includes the following information with respect to each director and executive officer of Dynegy:

      (1)   name;

      (2)   business address;

      (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (4)   citizenship.

There is no corporation or other person ultimately controlling Dynegy. Chevron U.S.A. Inc., a Pennsylvania corporation and a subsidiary of ChevronTexaco Corporation, a Delaware corporation, owns 86,499,914 shares of Class B Common Stock of Dynegy (all shares of that class), which is equal to approximately 27% of the combined Class A and Class B Common Stock of Dynegy, and has entered into a series of agreements with Dynegy and Enron in connection with the execution of the Merger Agreement. Those agreements are more fully described in response to
Item 4 hereof.

      (d) - (e) During the last five years, neither Dynegy, nor, to the knowledge of Dynegy, any of the persons listed on ANNEX A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As more fully described in Item 4 hereof under "Chevron Investments," the proceeds of the purchase by Chevron U.S.A. Inc. of Series B Preferred Stock of Dynegy is the source of the funds used by Dynegy to purchase the Series A Preferred (as defined in Item 4 hereof under "Equity Investment") from Northern Natural Gas Company, a Delaware corporation and indirect wholly owned subsidiary of Enron ("Northern Natural"). Dynegy did not pay any cash consideration in respect of the Exchange


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

Agreement and has not exchanged any shares of Series A Preferred for shares of Enron Common Stock thereunder.

      No additional payment would be required to effect the exchange.

ITEM 4.     PURPOSE OF TRANSACTION.

      (a)-(c)

MERGER AGREEMENT

      On November 9, 2001, Dynegy, Stanford, Inc., a Delaware corporation and wholly owned subsidiary of Dynegy ("Newco"), Sorin, Inc., an Oregon corporation and wholly owned subsidiary of Newco ("Enron Merger Sub"), Badin, Inc., an Illinois corporation and wholly owned subsidiary of Newco ("Dynegy Merger Sub"), and Enron entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, (i) Enron Merger Sub will merge with and into Enron, with Enron surviving as a wholly owned subsidiary of Newco (the "Enron Merger"), and (ii) Dynegy Merger Sub will merge with and into Dynegy, with Dynegy surviving as a wholly owned subsidiary of Newco (collectively with the Enron Merger, the "Mergers"). At the effective time of the Mergers, (1) each issued and outstanding share of common stock, no par value, of Enron will be converted into 0.2685 shares (the "Enron Merger Ratio") of Class A common stock, par value $0.01 per share, of Newco ("Newco Class A Common Stock"), and (2) each issued and outstanding share of Class A common stock, no par value, of Dynegy and each outstanding share of Class B common stock, no par value, of Dynegy will be converted into one share of Newco Class A Common Stock and one share of Class B common stock, par value $0.01 per share, of Newco, respectively.

      Under the Merger Agreement, Enron is entitled to issue up to $2 billion of additional equity securities prior to consummation of the Mergers. However, the Enron Merger Ratio is subject to downward adjustment if Enron issues equity securities at an equivalent Enron Common Stock price that is less than the product of (1) the existing Enron Merger Ratio and (2) the last reported price of Dynegy Class A common stock as reported on the New York Stock Exchange on the day that a price is determined pursuant to a binding agreement for such issuance.

      The Merger Agreement provides that the parties will cooperate with each other in analyzing and determining a structure that results in a single corporation with substantially all the senior debt (other than that of regulated utility subsidiaries) of Dynegy, Dynegy Holdings Inc., a subsidiary of Dynegy, and Enron, and will promptly execute an appropriate amendment to the Merger Agreement to reflect such structure.

      The closing of the Mergers will occur on the first business day immediately following the day on which all of the conditions to the Mergers contained in the Merger Agreement have been fulfilled or waived or on such other date as Dynegy and Enron may agree, but in no event prior to the expiration of a period of six months after the initial purchase of shares of Dynegy Series B Preferred Stock by ChevronTexaco Corporation as described below. The closing of the Mergers is conditioned upon the approval of the shareholders of both Dynegy and Enron, the receipt of applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions, including the absence of any events or series of events that has had or is reasonably likely to have a material adverse effect on Enron or Dynegy, excluding the effects of general economic and industry conditions, all as further described in the Merger Agreement. Under the Merger Agreement, if Enron's liabilities and expenses from and after November 9, 2001 associated with all pending or threatened litigation matters, in the reasonable judgment of Dynegy exercised in good faith after consultation with outside counsel experienced in such types of litigation, exceed, or are reasonably likely to exceed, $2 billion in the aggregate (net of proceeds of insurance and litigation reserves reflected in Enron's financial statements),


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

the amount of such excess over $2 billion will be taken into account in determining whether a material adverse effect on Enron has occurred, and, in any event, if the amount of such excess exceeds, or is reasonably likely to exceed, $1.5 billion, a material adverse effect on Enron will be deemed to have occurred. The Merger Agreement provides that Dynegy or Enron may be required to pay a termination fee of $350 million to the other party under certain circumstances relating to competing transactions or a change in the recommendation of the party's board to its shareholders.

      In connection with the execution and delivery of the Merger Agreement, each of Chevron U.S.A. Inc., the holder of approximately 27% of the outstanding Dynegy common stock, and Charles L. Watson, the Chairman of the Board and Chief Executive Officer of Dynegy, have entered into a Shareholder Agreement with Enron, pursuant to which each has agreed to vote its or his shares of Dynegy common stock in favor of the transactions contemplated by the Merger Agreement and to refrain from soliciting a competing transaction to the Mergers.

EXHIBITS AND INCORPORATION BY REFERENCE.

      The Merger Agreement and the two Shareholder Agreements are filed herewith as Exhibits 1.1, 2 and 3, respectively, and are incorporated in this Schedule 13D by reference. The foregoing description of the Merger Agreement and the Shareholder Agreements, and the transactions contemplated in such documents, is qualified in its entirety by reference to such documents.

EQUITY INVESTMENT

      PREFERRED STOCK PURCHASE. In connection with the Merger Agreement, Dynegy entered into a Subscription Agreement (the "Subscription Agreement") with Enron and Northern Natural, pursuant to which Dynegy purchased 1,000 shares of Northern Natural's Series A Preferred Stock, par value $.01 per share ("Series A Preferred"), for $1.5 billion on November 13, 2001.

      The Series A Preferred ranks senior to all common stock of Northern Natural and is entitled to dividends when, as and if declared by the board of directors of Northern Natural at a rate of 6%, payable annually beginning on January 31, 2003, or, at Northern Natural's option, quarterly. In the event of any liquidation or winding up of Northern Natural, the holders of Series A Preferred will be entitled to receive in preference to the holders of the common stock, an amount equal to $1,500,000 per share plus accrued and unpaid dividends, if any.

      The Series A Preferred is redeemable in whole, but not in part, at the option of Northern Natural:

      o for a period of six months from the date the Merger Agreement has been terminated by (a) the mutual written consent of Dynegy and Enron ("Mutual Consent"); (b) either Dynegy or Enron if the Mergers have not been consummated by November 30, 2002 (subject to extension in certain cases to May 31, 2003)("Time Expiration Event"); or (c) either Dynegy or Enron if a court or governmental agency has issued a final, nonappealable order permanently prohibiting the transactions contemplated in the Merger Agreement ("Court Order Event");

      o for a period of six months from the third anniversary of the termination of the Merger Agreement by (a) Dynegy or Enron if the shareholders of Enron do not approve the Mergers at the meeting held for that purpose ("Enron Shareholder No Vote"); (b) Enron prior to receiving shareholder approval of the Mergers if Enron has received an Enron Superior Proposal (as defined in the Merger Agreement) and entered into a binding definitive written agreement providing for the implementation of the Enron Superior Proposal ("Enron Superior Proposal Event"); (c) Dynegy if Enron has breached its representation, warranties or covenants in the Merger Agreement ("Enron Breach"); or (d) Dynegy if the board of directors of Enron has withdrawn or materially modified (in a manner adverse to Dynegy) its approval or recommendation of the Merger Agreement or recommends to its shareholders another proposal to acquire Enron ("Enron Board Action");

      o for a period of one year from the date the Merger Agreement has been terminated by (a) Enron or Dynegy if the shareholders of Dynegy do not approve the Mergers at the meeting held for that purpose ("Dynegy Shareholder No Vote"); (b) Dynegy prior to receiving shareholder approval of the Mergers if Dynegy has received a Dynegy Superior Proposal (as defined in the Merger Agreement) and entered into a binding definitive written agreement providing for the implementation of the Dynegy Superior Proposal ("Dynegy Superior Proposal Event"); or (c) Enron if the board of directors of Dynegy has withdrawn or materially modified (in a manner adverse to Enron) its approval or recommendation of the Merger Agreement or recommends to its shareholders another proposal to acquire Dynegy ("Dynegy Board Action"); and

      o for a period of one year from the date that Enron notifies Dynegy that it is terminating the Merger Agreement based on any Dynegy breach of its representations, warranties or covenants in the Merger Agreement ("Dynegy Breach");

in each case, at a redemption price equal to the liquidation preference amount; PROVIDED, that on the date of the redemption the board of directors of Northern Natural declares and pays all accrued and unpaid dividends on the Series A Preferred.

      Without the approval of the holders of at least a majority of the Series A Preferred, Northern Natural will not, among other things, issue any capital stock, sell any assets above a specified threshold, make a voluntary bankruptcy filing or incur certain indebtedness.

      OPTION AGREEMENT. In connection with the Subscription Agreement, Dynegy entered into an Option Agreement (the "Option Agreement") with CGNN Holding Company, Inc., a Delaware corporation and indirect subsidiary of Enron ("CGNN"), MCTJ Holding Co. LLC, a Delaware limited liability company and a subsidiary of CGNN ("MCTJ"), Enron and Dynegy Holdings Inc., a Delaware corporation and a subsidiary of Dynegy ("Dynegy Holdings"), for consideration of $1 million. Pursuant to the Option Agreement, Dynegy Holdings has the option to purchase all of the membership interests of MCTJ in certain circumstances. MCTJ indirectly owns all of the common stock of Northern Natural.

      The exercise price for the option is $23 million, plus the amount by which Northern Natural's indebtedness under its bank credit facility and senior notes is less than $950 million (or minus the amount by which such indebtedness exceeds $950 million), subject to adjustment for the amount of working capital at the time of the exercise. Dynegy Holdings may exercise the option:

      o     at any time after (collectively, the "Purchase Option Events")

            o the Merger Agreement has been terminated pursuant to an Enron Shareholder No Vote, an Enron Superior Proposal Event or an Enron Board Action; or

            o Dynegy has notified Enron that it is terminating the Merger Agreement pursuant to an Enron Breach;

      o at any time beginning six months plus one day after the Merger Agreement has been terminated pursuant to Mutual Consent, a Time Expiration Event or a Court Order Event; and

      o     at any time beginning one year after

            o the Merger Agreement has been terminated pursuant to a Dynegy Shareholder No Vote, a Dynegy Superior Proposal or a Dynegy Board Action; or


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

            o Enron has notified Dynegy that it is terminating the Merger Agreement pursuant to a Dynegy Breach.

      The option will terminate if (i) the Mergers are consummated, (ii) the Series A Preferred is exchanged for Enron Common Stock pursuant to the Exchange Agreement described below or (iii) the Series A Preferred is redeemed in accordance with its terms.

      PURCHASE OPTION AGREEMENT. In connection with the Subscription Agreement, Dynegy also entered into a Purchase Option Agreement (the "Purchase Option Agreement") with CGNN, MCTJ, Northern Natural, Enron and Dynegy Holdings. Pursuant to the Purchase Option Agreement, if Dynegy Holdings has purchased all of the membership interests of MCTJ pursuant to the Option Agreement after any of the Purchase Option Events, CGNN will have the option for 90 days after such purchase (up to 180 days in some circumstances) to purchase

      o all of the membership interests of MCTJ for $24 million, plus the amount by which Northern Natural's indebtedness under its bank credit facility and senior notes is less than $950 million (or minus the amount by which such indebtedness exceeds $950 million), plus accrued and unpaid dividends on the Series A Preferred through the date of the purchase by Dynegy Holdings of the membership interests of MCTJ pursuant to the Option Agreement, subject to adjustment for changes in working capital and other long-term debt since the purchase by Dynegy Holdings of the membership interests of MCTJ pursuant to the Option Agreement; and

      o     the Series A Preferred for $1.5 billion.

      EXCHANGE AGREEMENT. In connection with the purchase of the Series A Preferred, Dynegy entered into an Exchange Agreement (the "Exchange Agreement") with Enron. Pursuant to the Exchange Agreement, each share of Series A Preferred is exchangeable for a number of shares of common stock of Enron determined by dividing the liquidation preference amount, plus all accrued and unpaid dividends, by $8.86, subject to adjustment based on changes to the Enron Merger Ratio (as defined in the Merger Agreement) pursuant to the Merger Agreement:

      o at the option of Dynegy during the 90-day period beginning on the date the Merger Agreement is terminated pursuant to an Enron Shareholder No Vote (after the public announcement of a proposal by a third party to acquire Enron), an Enron Superior Proposal Event or an Enron Board Action; and

      o at the option of Enron during the 15-day period beginning on the date the Merger Agreement is terminated pursuant to a Dynegy Shareholder No Vote (after the public announcement of a proposal by a third party to acquire Dynegy), a Dynegy Superior Proposal Event or a Dynegy Board Action.

      The Exchange Agreement will terminate if (i) the Mergers are consummated,
(ii) the option under the Option Agreement is exercised or (iii) the Series A Preferred is redeemed in accordance with its terms.

      In the event that Dynegy is prevented from receiving Enron Common Stock because the conditions for the issuance have not been satisfied, Dynegy will have the right to assign its rights under the Exchange Agreement to any third party or Enron will issue to Dynegy shares of a new class of Enron preferred stock convertible into an equivalent number of shares of Enron Common Stock. In the event that the conditions for Dynegy to receive Enron Common Stock are not satisfied after twelve months, Dynegy may instead elect to withdraw its exercise of the exchange right and exercise its rights under the Option Agreement, or receive equivalent consideration from Enron.


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

      REGISTRATION RIGHTS AGREEMENT. Dynegy and Enron also have entered into a Registration Rights Agreement (the "Registration Rights Agreement") that provides for customary registration rights for the sale by Dynegy of any shares of Enron Common Stock received upon exchange of Series A Preferred.

EXHIBITS AND INCORPORATION BY REFERENCE.

      The Subscription Agreement, the Certificate of Designations of the Series A Preferred Stock of Northern Natural Gas Company, the Option Agreement, the Purchase Option Agreement, the Exchange Agreement and the Registration Rights Agreement are filed herewith as Exhibits 4, 5.1, 6, 7, 8 and 9, respectively, and are incorporated in this Schedule 13D by reference. The foregoing description of the Subscription Agreement, the Certificate of Designations of the Series A Preferred Stock of Northern Natural Gas Company, the Option Agreement, the Purchase Option Agreement, the Exchange Agreement and the Registration Rights Agreement, and the transactions contemplated in such documents, is qualified in its entirety by reference to such documents.

CHEVRON INVESTMENTS

      In connection with the Mergers, ChevronTexaco Corporation ("ChevronTexaco"), the parent corporation of Chevron U.S.A. Inc. ("Chevron"), a shareholder of Dynegy, has agreed to invest up to an aggregate of $4.0 billion in Dynegy and Newco. ChevronTexaco purchased $1.5 billion of Series B Mandatorily Convertible Redeemable preferred stock, no par value ("Series B preferred stock"), of Dynegy on November 13, 2001, the proceeds of which were used to finance Dynegy's investment in Northern Natural. At the closing of the Mergers, ChevronTexaco will purchase an additional $1.0 billion of Newco Class B Common Stock, unless ChevronTexaco determines that a material adverse effect relating to Enron has occurred in certain circumstances and opts not to fund such purchase (the "Chevron Out"). Also at the closing, if Chevron does not exercise the Chevron Out, Chevron will receive warrants to purchase up to an additional $1.0 billion of Newco Class B common stock, which can be increased to $1.5 billion if Chevron commits, at the closing of the Mergers, to purchase at least $500.0 million of Newco Class B common stock pursuant to such warrants.

      More specifically, the following is a description of the agreements related to ChevronTexaco and Chevron in this transaction.

      AGREEMENTS WITH DYNEGY

      SERIES B PREFERRED STOCK SUBSCRIPTION AGREEMENT. ChevronTexaco has purchased 100,000 shares of Series B preferred stock for $1.5 billion. The terms of the Series B preferred stock are governed by the Statement of Resolution filed with the Secretary of State of the State of Illinois on November 13, 2001.

      Among other things, the Statement of Resolution provides for the conversion of the Series B preferred stock into shares of Dynegy Class B common stock, no par value ("Dynegy Class B common stock"), upon certain circumstances. The Series B preferred stock will automatically convert into Dynegy Class B common stock immediately preceding the closing of the Mergers, unless Chevron exercises the Chevron Out. If Chevron exercises the Chevron Out and the Mergers close, Chevron can elect to convert the Series B preferred stock into Dynegy Class B common stock immediately preceding the closing of the Mergers. In either event, the Series B preferred stock will convert into a number of shares of Dynegy Class B common stock determined by dividing $10,000 by the conversion price. Initially, the conversion price will be equal to the lesser of (1) $31.635 (a 5% discount to a specified sales price of Dynegy Class A common stock, no par value ("Dynegy Class A common stock"), on November 7, 2001) and
(2) the average of the closing prices of Dynegy Class A common stock for the five business days immediately preceding the business day prior to the closing of the Mergers. If, however, the Merger Agreement is terminated, Chevron can convert the Series B preferred stock, at a conversion price of $31.635, at any time after the Merger Agreement is terminated until (1) two years from the funding of its purchase of the


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

Series B preferred stock if Chevron exercises the Chevron Out or (2) November 9, 2003 if Chevron does not exercise the Chevron Out.

      Under certain circumstances, Dynegy is required to redeem any outstanding shares of Series B preferred stock. If the Mergers occur, Chevron exercises the Chevron Out and Chevron does not convert its shares, Dynegy may at any time after, but must before the first anniversary of, the closing of the Mergers redeem all outstanding Series B preferred stock at a redemption price of $10,000, plus any accrued and unpaid dividends. If the Merger Agreement is terminated, regardless of whether Chevron exercises the Chevron Out, Dynegy must redeem all outstanding shares of Series B preferred stock at the redemption price on the second anniversary of the issuance of the Series B preferred stock. In this instance, Dynegy may not redeem the shares prior to the second anniversary of the issuance of the Series B preferred stock.

      The Series B preferred stock will not accrue any dividend unless the Mergers close and Chevron exercises the Chevron Out. Then, Chevron will be entitled to receive a special one-time dividend at 7% per annum for the period starting on the date on which Dynegy issued the Series B preferred stock and ending on the date on which Chevron exercised the Chevron Out. Dynegy will pay this special dividend on the applicable redemption date. In addition, Chevron will be entitled to receive a regular quarterly dividend equal to 7% per annum for the period starting on the closing of the Mergers and ending on the redemption date.

      FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT. In connection with ChevronTexaco's purchase of the Series B preferred stock, Dynegy and Chevron have amended the existing registration rights agreement to include the shares of Dynegy Class B common stock into which the Series B preferred stock can convert.

      PURCHASE RIGHTS AGREEMENT BETWEEN DYNEGY AND CHEVRONTEXACO. ChevronTexaco is entitled to purchase shares of capital stock or other equity securities of Newco to be issued upon consummation of the Mergers (after giving effect to the cumulative changes to the Enron Merger Ratio) in exchange for any additional shares of capital stock or other equity securities of Enron that Enron issued between the date of the Merger Agreement and the date of the closing of the Mergers pursuant to Section 7.1(f) of the Merger Agreement. ChevronTexaco is entitled to purchase that number of shares to maintain its proportionate ownership in Dynegy immediately prior to any issuance by Enron. ChevronTexaco will purchase any such shares at a price equal to the product of (1) the number of such additional shares purchased and (2) the closing price of Dynegy Class A common stock on the date on which Enron issued the additional securities.

EXHIBITS AND INCORPORATION BY REFERENCE.

      The Series B Preferred Stock Subscription Agreement, the First Amendment to the Registration Rights Agreement and the Purchase Rights Agreement are filed herewith as Exhibits 10.1, 11 and 12, respectively, and are incorporated in this
Schedule 13D by reference. The foregoing description of the Series B Preferred Stock Subscription Agreement, the First Amendment to the Registration Rights Agreement and the Purchase Rights Agreement, and the transactions contemplated in such documents, is qualified in its entirety by reference to such documents.

      AGREEMENTS WITH NEWCO

      CLASS B COMMON STOCK SUBSCRIPTION AGREEMENT. ChevronTexaco has agreed to purchase from Newco, immediately following the consummation of the Mergers, $1.0 billion of Newco Class B common stock. ChevronTexaco will purchase the shares at a price equal to the quotient of $1.0 billion divided by the lesser of (i) $32.83 (a 5% discount to the five-day average closing price of Dynegy Class A common stock as of November 7, 2001) or (ii) the average of the closing prices of Dynegy Class A common stock over the five consecutive trading days ending immediately prior to one business day prior to the consummation of the Mergers. A condition to funding is that Chevron has not exercised the Chevron Out. If ChevronTexaco does not exercise the Chevron Out, it will also receive warrants to purchase $1.0 billion of Newco Class B common stock, and if it commits at the closing of the Mergers, an additional warrant obligating ChevronTexaco to purchase an additional $500.0 million of Newco Class B common stock.

      SERIES A WARRANT TO PURCHASE NEWCO CLASS B COMMON STOCK. This warrant entitles ChevronTexaco to purchase from Newco, at any time until two years following the closing of the Mergers, up to $500.0 million of Newco Class B common stock, at a purchase price of $34.55. This warrant will only be issued at the closing of the Mergers if Chevron does not exercise the Chevron Out.

      SERIES B WARRANT TO PURCHASE NEWCO CLASS B COMMON STOCK. This warrant entitles ChevronTexaco to purchase from Newco up to $500.0 million of Newco Class B common stock at the lower of (1) the average of the closing prices of Dynegy Class A common stock for the five days immediately preceding the date on which ChevronTexaco commits to purchase shares and (2) the average closing price of Dynegy Class A common stock for the five days immediately preceding the date on which ChevronTexaco notifies Newco that it will settle such commitment. ChevronTexaco may commit to exercise this warrant at any time until one year following the closing of the Mergers, unless ChevronTexaco commits, at the closing of the Mergers, to purchase all of the shares subject to the Series C warrant, in which case ChevronTexaco will have two years following the closing of the Mergers to commit to exercise this warrant. ChevronTexaco must give Newco notice that it will settle each commitment within one year from date on which ChevronTexaco committed to purchase shares pursuant to this warrant. This warrant will only be issued at the closing of the Mergers if Chevron does not exercise the Chevron Out.

      SERIES C WARRANT TO PURCHASE NEWCO CLASS B COMMON STOCK. If Chevron elects to receive this warrant, this warrant will obligate ChevronTexaco to purchase from Newco $500.0 million of Newco Class B common stock at the lower of (1) the average of the closing prices of Dynegy Class A common stock for the five days immediately preceding the date on which ChevronTexaco commits to purchase shares and (2) the average closing price of Dynegy Class A common stock for the five days immediately preceding the date on which ChevronTexaco notifies Newco that it will settle such commitment. ChevronTexaco must commit to exercise all of this warrant on or before the date that is one year following the closing of the Mergers, or it will be deemed to have committed to purchase any remaining shares. ChevronTexaco must give Newco notice that it will settle each commitment within one year from date on which ChevronTexaco committed to purchase shares pursuant to this warrant. If ChevronTexaco elects to receive this warrant, the exercise term of the Series B warrant will be extended to two years, instead of one, from the closing of the Mergers. This warrant will only be issued at the closing of the Mergers if Chevron does not exercise the Chevron Out and if Chevron commits to purchase the shares underlying this warrant as of the closing of the Mergers.

      STOCKHOLDER AGREEMENT. Newco, Dynegy, Enron and Chevron have entered into a stockholder agreement that will govern certain aspects of their relationship before and after the Mergers. This agreement is similar to the Shareholder Agreement, dated as of June 14, 1999, among Dynegy, Illinova Corporation, Dynegy Holdings Inc. and Chevron. The key differences between the Dynegy shareholder agreement and the Newco stockholder agreement are that under the Newco stockholder agreement (1) Chevron is entitled to elect the greater of three directors and 20% of Newco's board of directors, if Newco's board is increased in size, and (2) Newco is not prohibited from owning an interest in a nuclear facility.

      This agreement will terminate upon the termination of the Merger Agreement and Chevron's ceasing to own certain specified thresholds of Newco common stock.

      NEWCO REGISTRATION RIGHTS AGREEMENT. Newco has granted Chevron registration rights, which are similar to those contained in the registration rights agreement, dated as of June 14, 1999, between Dynegy and Chevron, for the Newco Class A common stock underlying the Newco Class B common stock that Chevron will own following the Mergers. This agreement will terminate upon the first such instance when Chevron (including its affiliates) ceases to own at least one percent (1%) of Newco's outstanding common stock (treating the Newco Class B common stock as if it had been converted into Newco Class A common stock in accordance with its terms).

EXHIBITS AND INCORPORATION BY REFERENCE.

      The Class B Common Stock Subscription Agreement (including the forms of the Series A Warrant, the Series B Warrant and the Series C Warrant attached as Exhibits A, B and C thereto), the Stockholder Agreement and the Newco Registration Rights Agreement are filed herewith as Exhibits 13, 14 and 15, respectively, and are incorporated in this Schedule 13D by reference. The foregoing description of the Class B Common Stock Subscription Agreement, the Stockholder Amendment and the Newco Registration Rights Agreement and the forms of the Series A Warrant, the Series B Warrant and the Series C Warrant, and the transactions contemplated in such documents, is qualified in its entirety by reference to such documents.

      GENERAL.

      Except as contemplated by the Merger Agreement and the other agreements and documents set forth as exhibits to this Schedule 13D, Dynegy has no current intention of acquiring or disposing of shares of Enron Common Stock or taking any other action referred to in Item 4 of Schedule 13D; however, Dynegy's intentions may change in light of the facts and circumstances that may arise in future dealings in the marketplace, actions of other parties, or other events affecting Enron or Dynegy and the operation of the terms of those agreements and documents. Although none of the reporting persons has a present intention to acquire additional shares of Enron Common Stock or to dispose of shares of Enron Common Stock beneficially owned by such reporting person, any of the reporting persons, acting alone or separately, may in the future acquire beneficial ownership of additional shares of Enron Common Stock or dispose of shares of Enron Common Stock beneficially owned by such reporting person.

      (d) If the Mergers are consummated, the directors of Sorin, Inc. will become the directors of the Issuer. In addition, Newco is expected to change certain of the executive officers of the Issuer.

      (e) Other than as a result of the Mergers described in response to Item 4, not applicable.

      (f) Not applicable.

      (g) Other than as described in response to Item 4, not applicable. If the Merger is consummated, Sorin, Inc. will merge into the Issuer and the Issuer will become a wholly owned subsidiary of Newco. Under the terms of the Merger Agreement, the parties thereto may, by amendment, provide for an alternative structure that would result in a single corporation with substantially all the senior debt (other than that of regulated utility subsidiaries) of Dynegy, Dynegy Holdings Inc. (a subsidiary of Dynegy) and Enron, in lieu of the mergers provided for in the Merger Agreement as originally executed. The Merger Agreement provides for limitations on the solicitation by Enron, its directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by Dynegy) with respect to certain types of business combinations and transactions. The Stockholder Agreements have similar limitations on the parties to those agreements and their officers, directors, employees, partners, agents, affiliates or other representatives. The Merger Agreement also provides for a $297.5 million termination fee payable to Dynegy by Enron, and a $52.5 million termination fee payable to ChevronTexaco by Enron, if the Merger Agreement is terminated under certain circumstances.

      (h) - (i) If the Merger is consummated, the Enron Common Stock will be deregistered under the Act and delisted from the New York Stock Exchange.

      (j) See above.

ITEM 5.     INTEREST IN SECURITIES OF ENRON.

      The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

      (a)-(b) Dynegy beneficially owns no shares of Enron Common Stock other than as set forth herein. The executive officers and directors of Dynegy are listed on Annex A hereto. Dynegy has made inquiry of its executive officers and directors regarding their beneficial ownership of Enron securities and all responses to such inquiries received as of the date hereof have been reported herein. Dynegy believes that the non-responding officers and directors either own no securities of Enron or own an amount that, if included herein, would not affect the percentage reported on the cover page of this
            Schedule 13D. If further information that would change the percentage reported on the cover page of this Schedule 13D comes to Dynegy's attention, Dynegy will file an amendment to this Schedule 13D that reflects such further information. Pursuant to the Exchange Agreement and as described above, Dynegy may exchange shares of Series A Preferred for 169,300,225 shares of Enron Common Stock, subject to adjustment, under the circumstances set forth in response to Item 4 hereof.

            Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Dynegy is the beneficial owner of the shares of Enron Common Stock subject to the Exchange Agreement for purposes of Section 13(d) or Section 16 of the Act or for any other purpose.

      (c) Except as described in Item 4 hereof, no transactions in the Enron Common Stock were effected by Dynegy, or, to the knowledge of Dynegy, any of the persons listed on ANNEX A hereto, during the past 60 days.

      (d) Until the exchange under the Exchange Agreement, if such exchange ever takes place, Dynegy has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Enron Common Stock subject to exchange. If the exchange takes place, Dynegy, or its designee, if any, would have the right to receive, and the power to direct the receipt of, dividends on the shares of Enron Common Stock acquired pursuant thereto.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ENRON.

      Except as set forth in this Schedule 13D, to the knowledge of Dynegy, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on ANNEX A hereto, and between such persons and any person, with respect to any securities of Enron, including, but not limited to, transfer or voting of any of the securities of Enron, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1.1  --     Agreement and Plan of Merger among Dynegy Inc., Stanford,
                  Inc., Sorin, Inc., Badin, Inc. and Enron Corp. dated as of
                  November 9, 2001 (including as Exhibit 2.1(a) the Restated
                  Certificate of Incorporation of Stanford, Inc., as Exhibit
                  2.1(b) the Amended and Restated Bylaws of Stanford, Inc., as
                  Exhibit 7.11 the Form of Rule 145 Affiliate Letter, as Exhibit
                  8.2(a) the Enron Corp. Tax Certificate, as Exhibit 8.2(b) the
                  Dynegy Inc. Tax Certificate, as Exhibit 8.2(c) the Chevron
                  U.S.A. Inc. Tax Certificate and as Exhibit 8.2(d) the
                  ChevronTexaco Corp. Tax Certificate), incorporated by reference to Exhibit 2.1 to Dynegy Inc.'s Current Report on
                  Form 8-K dated November 21, 2001 (the "Form 8-K").


      1.2  --     Agreement among Dynegy Inc., Enron Corp. and ChevronTexaco
                  Corp. dated as of November 9, 2001, incorporated by reference to Exhibit 2.2 to the Form 8-K.

      2    --      Shareholder Agreement dated as of November 9, 2001 by and
                  among Dynegy Inc., Enron Corp. and Chevron U.S.A. Inc., incorporated by reference to Exhibit 10.1 to the Form 8-K.

      3    --      Shareholder Agreement dated as of November 9, 2001 by and
                  between Enron Corp. and Charles L. Watson, incorporated by reference to Exhibit 10.2 to the Form 8-K.

      4    --     Subscription Agreement dated as of November 9, 2001 by and among Enron Corp., Northern Natural Gas Company and Dynegy
                  Inc., incorporated by reference to Exhibit 10.3 to the Form
                  8-K.

      5.1  --     Certificate of Designations of Series A Preferred Stock of
                  Northern Natural Gas Company, incorporated by reference to
                  Exhibit 99.2 to the Form 8-K.

      5.2  --     Certificate of Correction of Certificate of Designations of
                  Series A Preferred Stock of Northern Natural Gas Company, incorporated by reference to Exhibit 99.3 to the Form 8-K.

      6    --     Option Agreement dated as of November 9, 2001 by and among
                  CGNN Holding Company, Inc., MCTJ Holding Co. LLC, Enron Corp.
                  Dynegy Holdings Inc. and, solely for the provisions of Section
                  5.1 thereof, Dynegy Inc., incorporated by reference to Exhibit
                  10.4 to the Form 8-K.

      7    --     Purchase Option Agreement dated as of November 9, 2001 by
                  and among CGNN Holding Company, Inc., MCTJ Holding Co. LLC,
                  Northern Natural Gas Company, Enron Corp., Dynegy Holdings
                  Inc., and Dynegy Inc., incorporated by reference to Exhibit
                  10.5 to the Form 8-K.

      8    --     Exchange Agreement dated as of November 9, 2001 by and
                  between Dynegy Inc. and Enron Corp., incorporated by reference to Exhibit 10.6 to the Form 8-K.

      9    --     Registration Rights Agreement dated as of November 9, 2001 by and between Enron Corp. and Dynegy Inc., incorporated by reference to Exhibit 10.7 to the Form 8-K.

      10.1 -- Series B Preferred Stock Subscription Agreement dated as of November 9, 2001 by and between ChevronTexaco Corp. and Dynegy Inc., incorporated by reference to Exhibit 10.8 to the Form 8-K.

      10.2 -- Statement of Resolution Establishing Series of Series B Mandatorily Convertible Redeemable Preferred Stock of Dynegy Inc., incorporated by reference to Exhibit 4.1 to the Form 8-K.

      11   --     First Amendment to Registration Rights Agreement dated as
                  of November 9, 2001 by and between Dynegy Inc. and Chevron
                  U.S.A. Inc., incorporated by reference to Exhibit 10.9 to the Form 8-K.

      12   --     Purchase Rights Agreement dated as of November 9, 2001 by
                  and between Stanford, Inc., Dynegy Inc. and ChevronTexaco
                  Corp., incorporated by reference to Exhibit 10.10 to the Form
                  8-K.

      13   --     Class B Common Stock Subscription Agreement dated as of
                  November 9, 2001 by and between ChevronTexaco Corp. and
                  Stanford, Inc., incorporated by reference to Exhibit 99.4 to the Form 8-K.

      14   --     Stockholder Agreement dated as of November 9, 2001 by and
                  among Stanford, Inc., Dynegy Inc., Enron Corp. and Chevron
                  U.S.A. Inc., incorporated by reference to Exhibit 10.11 to the Form 8-K.

      15   --     Registration Rights Agreement dated as of November 9, 2001 by and between Stanford, Inc., and Chevron U.S.A. Inc., incorporated by reference to Exhibit 99.5 to the Form 8-K.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DYNEGY INC.



                                    By:   /s/  KEITH FULLENWEIDER
                                        --------------------------------------
                                          Keith Fullenweider
                                          Senior Vice President and
                                          Deputy General Counsel

Dated as of: November 19, 2001.

                                     ANNEX A

      The name and present principal occupation of each director and executive officer of Dynegy Inc. ("Dynegy") are set forth below. The business address for each person listed below, unless otherwise indicated, is care of Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, Texas 77002. To Dynegy's knowledge, except as noted below, all executive officers and directors listed on this ANNEX A are United States citizens.


NAME                         TITLE/PRESENT PRINCIPAL OCCUPATION
-----                        ----------------------------------
C. L. Watson                 Chairman of the Board, Chief Executive Officer, and Director

Stephen W. Bergstrom         President, Chief Operating Officer, and Director

Lawrence A. McLernon         Executive Vice President of Dynegy Inc. and Chairman and Chief Executive Officer, Dynegy
                             Global Communications

Kenneth E. Randolph          Executive Vice President and General Counsel

Robert D. Doty               Executive Vice President and Chief Financial Officer

Deborah A. Fiorito           Executive Vice President and Chief Communications Officer

Milton L. Scott              Executive Vice President and Chief Administrative Officer

R. Blake Young               Executive Vice President and Chief Information Officer

Hugh Tarpley                 Executive Vice President, Mergers and Acquisitions

Michael R. Mott              Senior Vice President and Comptroller

Charles E. Bayless           Retired Chairman and Chief Executive Officer of Illinova Corporation and Illinois Power,
                             Director of Trigen Energy Corporation

Daniel L. Dienstbier         Private Investments, Member of the Audit Committee of Northern Border Partners, L.P.

Patricia M. Eckert           Consultant, Director of American Ecology Corp.

Jerry L. Johnson             Executive Vice President of Safeguard Scientifics, Inc., Director of OAO Technology
                             Solutions and PAC -- West Telecomm, Inc. Mr. Johnson's business address is 800 The Safeguard
                             Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

Sheli Z. Rosenberg           Vice Chairman of Equity Group Investments, LLC; Director of Anixter International, Inc.;
                             Capital Trust, CVS Corporation, Equity Office Properties Trust, Equity Residential
                             Properties Trust, Manufactured Home Communities, Inc. and Cendant Corporation. Ms Rosenberg's
                             business address is 2 North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

Joe J. Stewart               Retired President of BWX Technologies, Inc. and Past President and Chief Operating Officer
                             of The Babcock and Wilcox Company; and Retired Executive Vice President of McDermott
                             International, Inc.

J. Otis Winters              Chairman, PWS Group, Inc.; Director of AMFM Inc., Panja Corporation, Triton Energy
                             Corporation and Walden Residential Properties, Inc. Mr. Winter's business address is
                             5956 Sherry Lane, Suite 2001, Dallas, Texas 75225.



Michael D. Capellas          Chairman and Chief Executive Officer of Compaq Computer Corporation. Mr. Capellas' business address is c/o Compaq Computer Corporation, P.O. Box 692000, Houston, Texas 77269.

H. John Riley, Jr.           Chairman, President and Chief Executive Officer of Cooper Industries, Inc., Director of The
                             Allstate Corporation and Baker Hughes Incorporated. Mr Riley's business address is
                             c/o Cooper Industries Inc., 600 Travis, Suite 5800, Houston, Texas 77002.

Darald W. Callahan           Executive Vice President of ChevronTexaco Corporation. Mr. Callahan's business address is
                             c/o ChevronTexaco Corporation, 575 Market Street, San Francisco, California 94105.

Richard H. Matzke            Vice Chairman of the Board of Directors of ChevronTexaco Corporation. Mr. Matzke's business address is c/o ChevronTexaco Corporation, 575 Market Street, San Francisco, California 94105.

George L. Kirkland           President of Chevron U.S.A. Production Company. Mr. Kirkland's business address is 1301
                             McKinney Street, Suite 2376, Houston, Texas 77010.


                                INDEX OF EXHIBITS

      The following exhibits are incorporated by reference herein as indicated below:

    EXHIBIT
    NUMBER                          DESCRIPTION
  ----------                      ---------------

      1.1   --    Agreement and Plan of Merger among Dynegy Inc., Stanford,
                  Inc., Sorin, Inc., Badin, Inc. and Enron Corp. dated as of
                  November 9, 2001 (including as Exhibit 2.1(a) the Restated
                  Certificate of Incorporation of Stanford, Inc., as Exhibit
                  2.1(b) the Amended and Restated Bylaws of Stanford, Inc., as
                  Exhibit 7.11 the Form of Rule 145 Affiliate Letter, as Exhibit
                  8.2(a) the Enron Corp. Tax Certificate, as Exhibit 8.2(b) the
                  Dynegy Inc. Tax Certificate, as Exhibit 8.2(c) the Chevron
                  U.S.A. Inc. Tax Certificate and as Exhibit 8.2(d) the
                  ChevronTexaco Corp. Tax Certificate), incorporated by reference to Exhibit 2.1 to Dynegy Inc.'s Current Report on
                  Form 8-K dated November 21, 2001 (the "Form 8-K").

      1.2   --    Agreement among Dynegy Inc., Enron Corp. and ChevronTexaco
                  Corp. dated as of November 9, 2001, incorporated by reference to Exhibit 2.2 to the Form 8-K.

      2     --    Shareholder Agreement dated as of November 9, 2001 by and
                  among Dynegy Inc., Enron Corp. and Chevron U.S.A. Inc., incorporated by reference to Exhibit 10.1 to the Form 8-K.

      3     --    Shareholder Agreement dated as of November 9, 2001 by and
                  between Enron Corp. and Charles L. Watson, incorporated by reference to Exhibit 10.2 to the Form 8-K.

      4     --    Subscription Agreement dated as of November 9, 2001 by and among Enron Corp., Northern Natural Gas Company and Dynegy
                  Inc., incorporated by reference to Exhibit 10.3 to the Form
                  8-K.

      5.1   --    Certificate of Designations of Series A Preferred Stock of
                  Northern Natural Gas Company, incorporated by reference to
                  Exhibit 99.2 to the Form 8-K.

      5.2   --    Certificate of Correction of Certificate of Designations of
                  Series A Preferred Stock of Northern Natural Gas Company, incorporated by reference to Exhibit 99.3 to the Form 8-K.

      6     --    Option Agreement dated as of November 9, 2001 by and among
                  CGNN Holding Company, Inc., MCTJ Holding Co. LLC, Enron Corp.
                  Dynegy Holdings Inc. and, solely for the provisions of Section
                  5.1 thereof, Dynegy Inc., incorporated by reference to Exhibit
                  10.4 to the Form 8-K.

      7     --    Purchase Option Agreement dated as of November 9, 2001 by
                  and among CGNN Holding Company, Inc., MCTJ Holding Co. LLC,
                  Northern Natural Gas Company, Enron Corp., Dynegy Holdings
                  Inc., and Dynegy Inc., incorporated by reference to Exhibit
                  10.5 to the Form 8-K.

      8     --    Exchange Agreement dated as of November 9, 2001 by and
                  between Dynegy Inc. and Enron Corp., incorporated by reference to Exhibit 10.6 to the Form 8-K.

      9     --    Registration Rights Agreement dated as of November 9, 2001 by and between Enron Corp. and Dynegy Inc., incorporated by reference to Exhibit 10.7 to the Form 8-K.

      10.1  --    Series B Preferred Stock Subscription Agreement dated as of
                  November 9, 2001 by and between ChevronTexaco Corp. and Dynegy
                  Inc., incorporated by reference to Exhibit 10.8 to the Form
                  8-K.

      10.2  --    Statement of Resolution Establishing Series of Series B
                  Mandatorily Convertible Redeemable Preferred Stock of Dynegy
                  Inc., incorporated by reference to Exhibit 4.1 to the Form
                  8-K.

      11    --    First Amendment to Registration Rights Agreement dated as
                  of November 9, 2001 by and between Dynegy Inc. and Chevron
                  U.S.A. Inc., incorporated by reference to Exhibit 10.9 to the Form 8-K.

      12    --    Purchase Rights Agreement dated as of November 9, 2001 by
                  and between Stanford, Inc., Dynegy Inc. and ChevronTexaco
                  Corp., incorporated by reference to Exhibit 10.10 to the Form
                  8-K.

      13    --    Class B Common Stock Subscription Agreement dated as of
                  November 9, 2001 by and between ChevronTexaco Corp. and
                  Stanford, Inc., incorporated by reference to Exhibit 99.4 to the Form 8-K.

      14    --    Stockholder Agreement dated as of November 9, 2001 by and
                  among Stanford, Inc., Dynegy Inc., Enron Corp. and Chevron
                  U.S.A. Inc., incorporated by reference to Exhibit 10.11 to the Form 8-K.

      15    --    Registration Rights Agreement dated as of November 9, 2001 by and between Stanford, Inc., and Chevron U.S.A. Inc., incorporated by reference to Exhibit 99.5 to the Form 8-K.